SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	August 2006	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: August 10, 2006	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

Press Release

CAE reports first quarter results for fiscal year 2007

  Revenue increased by 13% year over year to CDN$301.8 million
  Net earnings increased 57% year over year to CDN$32.7 million

Montreal, August 10, 2006 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2006. Net earnings were $32.7 million (or $0.13 per share) this quarter, compared to $20.8 million ($0.08 per share) in the first quarter of last year. All financial information is in Canadian dollars.

Earnings from continuing operations, excluding non-recurring items, were $31.3 million ($0.12 per share) this quarter, compared to $19.9 million (or $0.08 per share) in the first quarter of last year.

Consolidated revenue was $301.8 million, compared to $266.0 million in the first quarter last year.

First-quarter consolidated earnings before interest and taxes(1) (EBIT) were $47.5 million, or 15.7% of revenue. Not including the effect of non-recurring items, EBIT was $47.8 million, or 15.8% of revenue.

“Financial results for the first quarter showed continued improvements across all business segments,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We are now operating from a solid financial base and with an effective structure, which enables us to benefit more fully from improved market conditions. We are experiencing a positive response to our industry-leading solutions and we continue to pursue new growth opportunities.”

CAE won orders for eight full-flight simulators (FFS) during the first quarter. We also announced a number of positive developments for CAE since the end of the quarter:

  the launch of the CAE Global Academy, a new training alliance aimed at creating a world- class airline pilot training program to address the growing global shortage of pilots;
  the sale of two A380 FFS to Federal Express;
  a new contract to design and manufacture MH-60R and SH-60B helicopter simulators for the United States Navy; and
  a new contract to design and manufacture an AW139 helicopter flight simulator for AgustaWestland.

Business segment highlights

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

Simulation Products/Civil
Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$74.2	78.0	63.0	55.8	60.2
Segment operating income		$11.0	9.3	10.4	3.4	7.1
Operating margins	%	14.8	11.9	16.5	6.1	11.8
Backlog		$297.5	284.4	312.3	280.3	276.7

Revenue in the SP/C segment was $74.2 million this quarter, up 23% year over year. The increase was the result of a high level of recent orders, combined with a shorter production cycle.

Segment operating income was $11.0 million, up 55% year over year. Improvement in program execution is the main contributor to better results.

New orders totalled $87.0 million and segment backlog was $297.5 million at the end of the quarter.

Training & Services/Civil
Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$83.7	81.1	78.0	79.4	83.8
Segment operating income		$18.4	15.1	14.3	11.6	16.9
Operating margins	%	22.0	18.6	18.3	14.6	20.2
Backlog		$817.6	809.0	805.2	830.4	831.7

Revenue in the TS/C segment was $83.7 million, steady year over year and up 3% from last quarter. We experienced increased activity at our training centres compared to last year but this was offset by the appreciation of the Canadian dollar by approximately 10% against the Euro and the US dollar over the same period.

Segment operating income was $18.4 million (22.0% of revenue), up 22% compared to $15.1 million (18.6% of revenue) in the fourth quarter and was up 9% compared to $16.9 million (20.2% of revenue) last year. Profitability increased as a result of an improved business mix, leveraging gains from a higher level of training activity, and efficiency gains realized from streamlining operations and workforce improvements.

As a result of simulator redeployments within our global training network, the average number of revenue simulator equivalent units (RSEUs) operating in our fleet remained level with last year at 98 units.

With a number of redeployments still underway, the average number of RSEUs for fiscal year 2007 as a whole is expected to remain in line with last year. We expect the number of RSEUs to be approximately 5 to 10% higher on average for fiscal 2008, once simulator redeployments are complete and new simulators have been added. Plans are on track for moving forward with the remaining 12 of the 28 planned FFS relocations.

New orders totalled $110.9 million and segment backlog was $817.6 million at the end of the quarter.

2

Simulation Products/Military
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$95.8	77.5	82.8	94.4	72.7
Segment operating income		$11.2	6.9	6.3	9.7	4.8
Operating margins	%	11.7	8.9	7.6	10.3	6.6
Backlog		$475.2	540.5	453.0	493.1	535.1

Revenue in the SP/M segment was $95.8 million this quarter, up 32% year over year. This was mainly because of higher activity on some European programs, particularly the German NH90 equipment program where we reached important milestones during the quarter. Conversely, performance in the first quarter last year was adversely affected by delays in some European and US programs.

In addition to higher volumes this quarter, the segment also benefited from the sale of a licence to the UK Government for intellectual property as the Ministry of Defence looks beyond AVTS for future procurement solutions for its ground-based training requirements.

Segment operating income this quarter was $11.2 million, compared to $4.8 million a year ago. The increase was partly owing to the write-down of $1.5 million in deferred bid costs in the first quarter of last year.

New orders totalled $36.4 million and segment backlog was $475.2 million at the end of the quarter. Variations in the level of order bookings between quarters in both Military segments are normally expected because of the unique nature and irregular timing of the awarding of military contracts.

Training & Services/Military
Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$48.1	47.7	52.8	50.7	49.3
Segment operating income		$11.6	3.3	8.4	5.4	2.0
Operating margins	%	24.1	6.9	15.9	10.7	4.1
Backlog		$842.9	826.1	797.8	829.4	904.0

Revenue in the TS/M segment was $48.1 million this quarter, down 2% year over year, mainly because of lower revenue in our training centre in the UK. This was partially offset by the sale of a licence of intellectual property to the UK Government.

Segment operating income was $11.6 million, up $9.6 million year over year. This included a non-recurring payment of $4.4 million for the release of claims on the UK Government relating to the AVTS project. As well, in the same quarter last year, segment operating income included a write-down of deferred bid costs of $4.4 million for AVTS.

New orders totalled $62.4 million this quarter, and segment backlog was $842.9 million at the end of the quarter.

In the Military business as a whole, combined revenue for the quarter was $143.9 million and operating income was $22.8 million, resulting in an operating margin of 15.8% . Normalizing for one-time items, the operating margin was 12.8% .

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Cash flow and financial position

As of the end of the quarter, we generated $59.1 million of cash from continuing operations. The level of payables and accruals decreased from year-end, resulting in a reversal of working capital of $27.1 million. This, together with $40.7 million of capital expenditures, resulted in free cash flow(2) for the quarter of negative $5.5 million. We continue to forecast positive free cash flow for the fiscal year.

Net debt(3) was $198.3 million for the quarter, up 4% over last quarter.

CAE will pay a dividend of $0.01 per share on September 30, 2006, to shareholders of record on September 15, 2006.

Additional consolidated financial results

The consolidated backlog from continuing operations was $2.43 billion at the end of this quarter, compared to $2.46 billion at the end of last year. During the quarter, new orders of $296.7 million were added to backlog, but they were offset by $301.8 million of revenues generated from backlog and by $21.7 million in adjustments from foreign exchange movements.

Capital expenditures for the quarter were $40.7 million. Total capital expenditures in 2007 are expected to be higher than the level reached last year as we are experiencing favourable market conditions and are looking into a number of growth initiatives requiring additional investment.

Income taxes were $11.2 million this quarter, representing an effective tax rate of 25%. We expect the effective income tax rate for fiscal 2007 to be approximately 31%.

Excluding non-recurring items, earnings per share from continuing operations were $0.12, compared to $0.09 last quarter and $0.08 in the first quarter of last year. Our first quarter results included a non-recurring charge of $3.1 million after-tax for restructuring and related costs. These costs were offset by after-tax gains on the release of claims with the UK Government for $3.1 million and a $2.0 million recognition of certain tax assets.

You will find a more detailed discussion of our results by segment in the Management’s discussion and analysis (MD&A) which appears below. It is also posted on our website at http://www.cae.com/financialsQ1FY07.

Conference Call

CAE will host a conference call today at 12:00 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-866-542-4236 or (514) 868-1042. Overseas participants can dial +800-6578-9868 or 1(514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe. We design, manufacture and supply simulation equipment and offer training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

With annual revenues of over CDN$1 billion, CAE operates in 19 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers, training centres and defence forces for air and ground purposes in more than 40 countries. We have over 100 full-flight simulators in more than 20 aviation training centres, serving approximately 3,500 airlines, aircraft operators and manufacturers across the globe, CAE

4

licenses its simulation software to various market segments and has a professional services division assisting customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2006. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the US Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of August 10, 2006 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 First Quarter MD&A dated August 10, 2006 for more details.

(2) Free cash flow is a measure that tells us how much cash we have available to build the business, repay debt and meet ongoing obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting capital expenditures (including capitalized costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Free cash flow does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 First Quarter MD&A dated August 10, 2006 for more details.

(3) Net debt is a measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. Net debt does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 First Quarter MD&A dated August 10, 2006 for more details.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Director, Investor Relations, (514) 734-5760,

andrew.arnovitz@cae.com

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First quarter report 2007

Management’s discussion and analysis for the three months ended June 30, 2006

August 10, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

1. FIRST QUARTER HIGHLIGHTS

FINANCIAL

Higher revenue

  Consolidated revenue was $302 million, $18 million higher than last quarter and $36 million higher than the same quarter last year.

Higher earnings, net earnings and earnings per share

  Earnings from continuing operations were $33 million (or $0.13 per share) this quarter, compared to $15 million (or $0.06 per share) last quarter and $21 million (or $0.08 per share) in the first quarter of last year.
  Excluding non-recurring items, these numbers were $31 million (or $0.12 per share) this quarter, $23 million (or $0.09 per share) last quarter and $20 million (or $0.08 per share) in the first quarter of last year.

Cash from continuing operations up, but offset by an increase in non-cash working capital

  Net cash from continuing operations was $32 million this quarter, compared to $70 million last quarter and $22 million in the first quarter of last year.

Capital employed up

  Non-cash working capital increased by $24 million this quarter, ending at negative $51 million.
  Capital employed increased by 3% this quarter, ending at $895 million.
  Net debt increased by $8 million this quarter, ending at $198 million.

ORDERS

Civil segments

Simulation Products/Civil won orders for eight full-flight simulators (FFS)

  One ATR 72-500 FFS to Air Deccan
  One A320 FFS to Air Deccan
  One B777 FFS to Cathay Pacific
  One A320 FFS to Flight Simulation Company
  Two B737-800NG FFS to Flight Simulation Company
  One EMB-170 FFS to Flight Training Finance
  One B737 FFS to Ryanair

Training & Services/Civil (TS/C) awarded more than $110 million in contracts

  Over 50 new business aviation training contracts signed with clients including Reebok, Southwest Bell Communications, CHC Helicopters and the US Navy.
  Over 20 new commercial and regional aviation training contracts signed with airline operators from around the world.
  We were also successful in renewing a number of existing contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Military segments

Simulation Products/Military won orders for new training systems and upgrades

  One C-130J Fuselage Trainer (FuT) for the United States Air Force (USAF)
  Various C-130J simulator upgrades for the USAF
  Tornado Visual System integration for the German Air Force
  Part Task Trainer (PTT) for EADS CASA’s multi-role tanker transport aircraft to be used by the Royal Australian Air Force

Training & Services/Military awarded significant contracts

  A one-year contract to continue providing avionic software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.
  A contract spanning four and a half years to provide on-site maintenance and support services for the UK Royal Air Forces’ C-130J training systems at RAF Lyneham.

OPERATIONS

Final phase of restructuring activities on track

  We have completed the rationalization of our Montreal facilities.
  The Madrid facility expansion is on schedule, and all Madrid operations will be consolidated into this single location by the end of fiscal 2007.
  Simulator relocations in Central Europe from the closing of the Maastricht facility, and in South America, are now complete.
  16 of the 28 planned FFS relocations were complete by the end of the quarter.
  The expansion of TS/C’s business aviation operations in Morristown, NJ and Burgess Hill, UK are both proceeding on schedule to open in fiscal 2007. These locations will offer a variety of platforms, including factory-authorized training for the new Dassault 7X aircraft program, as well as the Dassault 900 and 2000 aircraft platforms.
  We will deploy TS/C’s phase of our enterprise resource planning (ERP) project in the near future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we’ve indicated otherwise:

  this year and 2007 mean the fiscal year ending March 31, 2007.
  last year, prior year and a year ago mean the fiscal year ended March 31, 2006.
  all dollar amounts are in Canadian dollars.

This report was prepared on August 10, 2006, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the first quarter ended June 30, 2006. We have written it to help you understand our business, performance and financial conditions during the first quarter of fiscal 2007. All financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our financial statements for the quarter ended June 30, 2006, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2006. The MD&A section of the annual report for fiscal 2006 also contains more information about:

  our strategy and key strengths
  business risks and uncertainties
  foreign exchange
  non-GAAP and other financial measures
  acquisitions, business combinations and divestitures
  systems, procedures and controls
  the oversight role of the audit committee and board of directors

You will find our most recent annual report and annual information form (AIF), on our website at www.cae.com or on SEDAR at www.sedar.com or on Edgar at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or it is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2006 annual report.

We do not update or revise forward-looking information even if new information becomes available unless required by applicable legislation. You should not place undue reliance on forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, CAE has built an excellent reputation and long-standing customer relationships based on nearly 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. Approximately 5,000 employees work in manufacturing operations and training facilities in 19 countries around the world. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.

3.2 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes the defence forces worldwide.

We manage our operations and report our results in two segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers and business jet operators than any other company. We also have a wealth of experience in developing prototype simulators for new types of aircraft. We also offer a full range of support services including sales of spare parts, simulator updates and relocations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of aviation training services in the world, and serves all segments of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have 110 FFSs installed in 22 training centres around the world.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  positive economic indicators
  continued growth in Revenue Passenger Miles
  strong aircraft orders and new platforms
  growing demand for trained pilots

Positive economic indicators

GDP and Corporate Profit Growth Driving Business aviation market

Business aviation is experiencing a robust and growing training market because fleets are active and new operators are entering the market. We expect the development of the very light jet (VLJ) and light jet (LJ) segments to lead to opportunities for training and other services in the future. Most aircraft are expected to be launched in calendar 2006.

New and emerging markets

Emerging markets such as Asia-Pacific and the Middle East continue to experience high growth in air traffic, strong economic growth and increased liberalization of air policy and bilateral air agreements. As a result, we expect these markets to drive the demand for FFS and training centres demand in calendar 2006.

Continued growth in Revenue Passenger Miles

Steady growth in air travel

We anticipate the modest, steady growth in passenger traffic that started in late calendar 2005 to continue over the next three years slightly above the average annual growth of 5.2% from 1995 to 2005. This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism or other world events.

Continued growth of low-cost airlines

The continued growth of low-cost airlines is also a major factor driving activity in the civil aviation market, and is driving the demand for existing simulator products. A low-cost carrier is an airline that flies point-to-point intra-regional scheduled services with no interlining. The airline has a separate stand alone management team and markets itself on price and offers with a single class of service. In 2005, the top 25 low cost carriers grew 23% in revenue per passenger kilometre.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets like North America and Europe. While capital spending may be limited, some airlines may decide to replace their fleet sooner with more fuel-efficient aircraft to manage operating costs and be more competitive. In addition, we expect legacy airlines in the US emerging from Chapter 11, or restructuring phases, to order new equipment as they confirm details of their fleet.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Strong orders and new aircraft platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. In civil aviation for example, Airbus is launching the A380 while Embraer, the 190 and Boeing, the 787. Embraer and Eclipse are leading the development of the VLJ and LJ aircraft for business aviation.

The introduction of new platforms will fuel the demand for new types of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities.

New aircraft orders

In the first half of calendar 2006, Airbus and Boeing received a total of 610 orders for new aircraft. Their strong delivery forecast is generating demand for training on narrow-body aircraft used in the European and South American markets. This is an area we’re actively exploring to capitalize on the trend.

The need for qualified pilots is growing

Worldwide demand is increasing

Growth in the civil aviation market is driving the demand for pilots worldwide, but its also fuelling a pilot shortage. This is due mainly to aging demographics and fewer military pilots available for service. The shortage is more severe in emerging markets like India and China where air traffic is growing more quickly than in developed countries and there is less of an infrastructure to meet the current and projected demand for pilots.

This shortage, however, creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demands. On July 19, we formally introduced the CAE Global Academy, a new training alliance that is aimed at addressing the global shortage of pilots.

New pilot certification process requires simulation-based training

The aviation industry is expected to adopt a new certification process for training pilots in late 2006. The International Civil Aviation Organization (ICAO) multi-crew pilot licence (MPL) requires more simulation-based training, which is very positive for our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and marine patrol and transport aircraft. We have designed the broadest range of helicopter simulators in the world. Our military simulators provide high fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training to the military forces of more than 30 countries, including all of the US services. We have also developed more training systems for the C-130 Hercules than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly by 2 to 3% a year, we believe that our share of that spending will increase for the following reasons:

  Demand for products and services is growing.
  The nature of warfare is changing.

Demand for products and services is growing

New aircraft platforms

Original equipment manufacturers are also introducing new platforms in the military market, which will also drive worldwide demand for simulators and training. For example, NH Industries launched the NH90 helicopter. The launch of AugustaWestland AW139 and EADS-CASA C-295 will fuel the demand for new types of simulators. One of our strategic priorities is to partner with manufacturers for the military market to strengthen relationships and position ourselves for future opportunities.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively.

For example, last quarter, we won an outsourcing contract to develop a turnkey training capability and five years of support services for the Royal Australian Air Force's (RAAF) new A330 Multi-Role Tanker Transport (MRTT) aircraft, from prime contractor EADS CASA and the Commonwealth of Australia.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because of improved realism, significantly lower costs, less operational demands on aircraft, and lower risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours.

Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon systems platforms by introducing upgrades or adding new features, which increases the demand to upgrade simulators to meet the new standards. Some recent examples include contracts won for the P-3C and the NATO Lynx helicopter (full mission flight trainer) to match the upgrades to the actual helicopter. These contracts were awarded at the end of last quarter.

The nature of warfare is changing

Demand for networking

The nature of warfare is changing. Allies are cooperating and creating joint and coalition forces, which is driving a demand for joint and networked training and operations. For example, this quarter we received a contract to upgrade USAF C-130J simulators to provide additional networking capabilities.

Growing acceptance of synthetic training

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, last quarter, we were awarded a contract with the United States Army to develop a Synthetic Environment Core (SE-Core) Database Virtual Environment Development (DVED).

3.3 OUR VISION

Our vision is to be the world leader in simulation and modelling technologies and integrated training services for the civil aviation industry and defence forces around the world.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our lead in technology is key. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus this quarter and for the rest of the year is to position our company for growth and move ahead in achieving our vision.

To do this, we have set six objectives for 2007:

  complete the remaining elements of our restructuring plan
  continue to strengthen relationships with customers and original equipment manufacturers continue to improve our financial performance
  continue to re-engage our employees around the world
  maintain our technological leadership
  target growth in our core markets

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Innovation for the future

Innovation is at the heart of our business and our success over many years, and is key to helping chart our future.

A core group of people are exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets. This year we’re investing in this area.

Opportunities that build on our technology, leverage customer intimacy and capitalize on our knowledge of training and developing course curriculum are the main focus. As the world leader in simulation, we are well positioned to find ways that capitalize on the need for visualization to deal with different complexities, reduce risk and guide decision-making.

We are currently exploring other areas such as medical simulation, transportation and others where we can apply our capabilities to mitigate risks and improve operational efficiencies.

4.	CONSOLIDATED RESULTS

4.1	RESULTS OF OUR OPERATIONS

Summary of consolidated results
(millions, except per share amounts)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$301.8	284.3	276.6	280.3	266.0
Earnings before income and taxes (EBIT) $		47.5	9.5	32.7	28.1	35.9
As a % of revenue	%	15.7%	3.3%	11.8%	10.0%	13.5%
Interest expense, net		$3.0	0.9	6.1	4.4	4.8

Earnings from continuing operations		$44.5	8.6	26.6	23.7	31.1
(before taxes)
Income tax expense (recovery)		$11.2	(6.2)	9.1	5.9	10.3

Earnings from continuing operations		$33.3	14.8	17.5	17.8	20.8
Earnings (loss) from discontinued		$(0.6)	(5.4)	0.1	(0.7)	-
operations

Net earnings		$32.7	9.4	17.6	17.1	20.8
Basic and diluted EPS from continuing		$0.13	0.06	0.07	0.07	0.08
operations
Basic and diluted EPS		$0.13	0.04	0.07	0.07	0.08

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Summary of results excluding non-recurring items
(millions, except per share amounts)	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Earnings from continuing operations	$44.8	32.1	34.3	26.8	31.9
(before taxes)
Net earnings from continuing operations	$31.3	23.2	23.7	20.0	19.9
Basic and diluted EPS from continuing
operations	$0.12	0.09	0.09	0.08	0.08

Revenue was 6% higher than last quarter and 13% higher year over year

Revenue was higher than last quarter mainly because of the SP/M segment, which increased its revenue by $18.3 million driven mainly by the NH90 program where we have a co-lead position.

Revenue was higher year over year mainly because:

  SP/C revenue was 23% or $14 million higher because of a high recent order intake and a shorter production cycle.
  SP/M revenue was 32% or $23.1 million higher because of a different mix of contracts, and in particular, the contribution of the above NH90 helicopter program.

You will find more detail in Results by segment, below.

EBIT * was $38.0 million higher than last quarter and $11.6 million higher year over year

EBIT for this quarter was $47.5 million, or 15.7% of revenue. Not including the effect of non-recurring items EBIT was $47.8 million, or 15.8% of revenue.

Compared to last quarter, EBIT was up by $38.0 million because:

  Restructuring expenses were $20.4 million lower.
  All segments performed better, accounting for a $13.2 million improvement.
  We received a release of claims payment of $4.4 million related to the UK Armoured Vehicles Training Services (AVTS) program.

Year over year, EBIT was up by $11.6 million or 32%, mainly because of better performance from all segments ($11.1 million) and a small contribution from the net effect of non-recurring items.

You will find more detail in Reconciliation of non-recurring items and Results by segment, below.

* Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Net interest expense was $2.1 million higher than last quarter but down 37% year over year Summary of net interest expense variation

		Quarter-over-	Year-over-
(millions)		quarter	year

Net interest, comparative period		$0.9	4.8
+/-	interest on long-term debt	0.1	(2.3)
+/-	interest income	3.1	0.1
+/-	amortization of deferred financing charges	-	(0.3)
+/-	capitalized interest and other	(1.1)	0.7

Net interest, current period		$3.0	3.0

Interest on long-term debt
Interest on long-term debt was 38% lower than last year		mainly because of lower debt level.
This was the result of three things:

  We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006.
  We repaid the $20 million senior note tranche in June 2005.
  We reduced the revolving credit facility to a zero balance.

Interest income

Interest income was 82% lower than last quarter mainly because we recognized revenues last quarter on a note receivable owed to us by the acquirers of one of our discontinued operations. The decrease was mainly made up of $2.0 million from the amortization of the discount and $0.4 million of annual income.

Effective income tax rate is lower

Income taxes this quarter were $11.2 million, representing an effective tax rate of 25%. The effective tax rate for the same quarter last year was 33%. The tax rate was lower for two reasons:

  We reduced the valuation allowance on net operating losses in the UK, which allowed us to recognize $2.0 million in tax assets.
  The statutory Canadian tax rate was lowered during the period.

The $6.2 million tax recovery last quarter was mainly from a reduction of the valuation allowance on our net operating losses in the US, along with other recoveries, which resulted in tax assets of $9.0 million.

Before non-recurring items, income tax expense would have been:

  $13.5 million this quarter, representing an effective tax rate of 30%.
  $12.0 million for the first quarter last year, representing an effective tax rate of 38%. The difference was due to higher income in jurisdictions with higher tax rates.
  $8.9 million last quarter, representing an effective tax rate of 28%.

We expect the effective income tax rate for fiscal 2007 to be approximately 31% (not including the effect of non-recurring items).

You will find more detail in Reconciliation of non-recurring items, below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Results from discontinued operations

The $0.6 million net loss this quarter was mainly the net result of various adjustments we made after completing the working capital audit related to the sale of Marine Controls. The Company made subsequent to the end of the quarter a working capital adjustment payment of about $10.1 million, including interest, to the buyer of the Marine Controls segment. Furthermore, the Company recently received from this buyer notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that CAE was in breach of certain representations and warranties in the SPA. Management is evaluating these matters, including the merits of these claims and the Company's insurance coverage for the subject matter of one of them. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

4.2 EARNINGS BEFORE NON-RECURRING ITEMS

The table below shows how certain non-recurring items have affected our results in each of the reporting periods. We consider an item to be non-recurring when it is outside the normal course of business, either because it appears infrequently, is unusual or does not represent a normal business trend.

We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP as an indicator of performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS						FIRST QUARTER REPORT 2007

Reconciliation of non-recurring items

(millions, except per share amounts)

		Q1-2007			Q4-2006			Q1-2006
	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from
continuing operations	$44.5	$33.3	$0.13	$8.6	$14.8	$0.06	$31.1	$20.8	$0.08
Restructuring plan
- restructuring charge	0.2	0.1	-	13.8	10.3	0.04	0.9	0.7	-
- other costs
associated with the
restructuring plan	4.5	3.0	0.01	11.3	8.7	0.03	-	-	-
Release of claims
payment	(4.4)	(3.1)	(0.01)	-	-	-	-	-	-
Write-down of
deferred bid costs	-	-	-	-	-	-	5.9	5.1	0.02
Accretion of discounts
on notes receivable	-	-	-	(1.6)	(1.6)	(0.01)	-	-	-
Foreign exchange
gain	-	-	-	-	-	-	(6.0)	(6.7)	(0.02)
Tax recoveries	-	(2.0)	(0.01)	-	(9.0)	(0.03)	-	-	-

Earnings from
continuing operations
before non-recurring
items
(non-GAAP measure)	$44.8	$31.3	$0.12	$32.1	$23.2	$0.09	$31.9	$19.9	$0.08

Restructuring plan

We incurred $4.7 million in costs this quarter that were mostly related to:

  continuing to redeploy assets in the TS/C segment
  finalizing the reduction of our Montreal facilities
  the continued deployment of our ERP project

The last simulator that was affected by the restructuring in the Benelux this quarter was ready for training. Other simulators will be relocated in Dallas, Sao Paulo and Spain in the coming months.

We are well underway with the expansion and conversion of our Burgess Hill (UK) facility from a military operation to mainly a civil operation. The expanded facility will host eight FFS bays. We expect the work to be completed by the fall of 2006.

We have moved forward with our Spanish partner, Iberia Lineas Aereas de Espana S.A. (Iberia) on our consolidation plan. The Alcala training centre will be closed once the expansion of the Barajas training centre is completed and all FFSs have been redeployed. We expect the Barajas training centre to be fully operational by the end of fiscal 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

We will close the secondary Dallas training centre when the North East training centre is complete, which is expected in late calendar 2006. Our redeployment strategy will be complete once this centre is closed.

During the rest of fiscal 2007, we will continue to:

  Review our product and services portfolio to deliver solutions focused on the needs of our customers.
  Develop processes aimed at creating innovation that will allow us to systematically extend our capabilities and technology into new markets.
  Incur some additional costs to re-engineer business processes as we implement our enterprise resource planning (ERP) system.

Licence and release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we licensed the use of our intellectual property in relation to the AVTS project to the UK Ministry of Defence (the Authority) this quarter. The contract also provides for a release by all Landmark Consortium members of all claims and potential claims they might make against the Authority relating to the change in the approach to procurement for the AVTS program. CAE’s share of the contract is valued at £4.2 million ($8.8 million).

We received the payment during the quarter. Of this, we recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims. We recorded the remaining £2.1 million ($4.4 million), which related to a licence of intellectual property, in the corresponding Military segments.

Write-down of deferred bid costs

In the first quarter of fiscal 2006, we wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which we were selected and for which subsequent to selection the likelihood of success was significantly reduced. Of the $5.9 million, $4.4 million was related to the AVTS program.

Foreign exchange gain

We reduced the capitalization of some of our self-sustaining subsidiaries in the first quarter of 2006, and transferred the corresponding amount of foreign exchange gain from the currency translation adjustment account to the statement of earnings. This resulted in a non-recurring pre-tax gain of $6.0 million.

Tax recoveries

We considered the following tax recoveries to be non-recurring because they were not part of our day-to-day operations:

  We reduced the valuation allowance on net operating losses in the UK, which allowed us to recognize $2.0 million in tax assets during this first quarter.
  We reduced the valuation allowance on our net operating losses in the US, along with other recoveries, which allowed us to recognize $9.0 million in tax asset during the fourth quarter last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

4.3 CONSOLIDATED ORDERS AND BACKLOG

Backlog is a non-GAAP measure that tells us the full value of orders we’ve received but have not yet delivered.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually long-term but must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received financing for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
Change in backlog
(millions)

Backlog, March 31, 2006	$2,460.0
+ orders this quarter	296.7
- revenue this quarter	(301.8)
+/- adjustments (mainly FX)	(21.7)

Backlog, June 30, 2006	$2,433.2

The book-to-sales ratio for the quarter was 0.98x. On a last twelve-month basis, the ratio was 1.04x.

You will find more detail in Results by segment, below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
Segment operating income
(millions)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Civil segments
Simulation Products/Civil		$11.0	9.3	10.4	3.4	7.1
	%	14.8	11.9	16.5	6.1	11.8
Training & Services/Civil		$18.4	15.1	14.3	11.6	16.9
	%	22.0	18.6	18.3	14.6	20.2

Military segments
Simulation Products/Military		$11.2	6.9	6.3	9.7	4.8
	%	11.7	8.9	7.6	10.3	6.6
Training & Services/Military		$11.6	3.3	8.4	5.4	2.0
	%	24.1	6.9	15.9	10.7	4.1

Total segment operating income		$52.2	34.6	39.4	30.1	30.8
Other income (expenses)		$(4.7)	(25.1)	(6.7)	(2.0)	5.1

EBIT		$47.5	9.5	32.7	28.1	35.9

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Capital employed
(millions)	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Civil segments
Simulation Products/Civil	$(19.0)	(37.7)	(16.8)	(6.4)	24.3
Training & Services/Civil	$618.7	614.9	610.3	559.8	578.9

Military segments
Simulation Products/Military	$48.0	49.3	61.7	98.0	115.9
Training & Services/Military	$119.2	111.5	93.0	105.8	98.0

Total capital employed	$766.9	738.0	748.2	757.2	817.1

We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

5.1 CIVIL SEGMENTS

Simulation Products/Civil

SP/C was awarded the following contracts this quarter:

  One ATR 72-500 FFS to Air Deccan
  One A320 FFS to Air Deccan
  One B777 FFS to Cathay Pacific
  One A320 FFS to Flight Simulation Company
  Two B737-800NG FFS to Flight Simulation Company
  One EMB-170 FFS to Flight Training Finance
  One B737 FFS to Ryanair
The total order intake this quarter was eight FFS.
Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$74.2	78.0	63.0	55.8	60.2
Segment operating income		$11.0	9.3	10.4	3.4	7.1
Operating margins	%	14.8	11.9	16.5	6.1	11.8
Amortization & depreciation		$2.1	2.2	1.7	5.3	2.1
Capital expenditures		$8.2	2.5	2.0	1.0	0.2
Capital employed		$(19.0)	(37.7)	(16.8)	(6.4)	24.3
Backlog		$297.5	284.4	312.3	280.3	276.7

Revenue 5% lower than last quarter, but up by 23% year over year

The sequential decrease in revenue results from an unusually high level of activity in the fourth quarter last year. The year-over-year increase of 23% was the result of a high level of recent orders, combined with a shorter production cycle.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Segment operating income up by 18% this quarter, and by 55% year over year

Improvement in program execution is the main contributor to the higher segment operating income over both last quarter and year over year. We accelerated the amortization of some development costs related to image generators last quarter, which contributed to the sequential increase in segment operating income.

Capital employed increased over last quarter

This deterioration was mainly because of lower trade accounts payable and accruals, which were at a high level as at March 31, 2006.

Backlog up by 5% over last quarter
Backlog continuity schedule (amounts in millions)

Backlog, March 31, 2006	$284.4
+ orders for the period	87.0
- revenue for the period	(74.2)
+/- adjustments (mainly FX)	0.3

Backlog, June 30, 2006	$297.5

This quarter’s book-to-sales ratio was 1.2x.
Training & Services/Civil

TS/C was awarded more than $110 million in contracts this quarter:

  Over 50 new business aviation training contracts signed with clients including Reebok, Southwest Bell Communications, CHC Helicopters and the US Navy.
  Over 20 new commercial and regional aviation training contracts signed with airline operators from around the world.
  We were also successful in renewing a number of existing contracts.
Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$83.7	81.1	78.0	79.4	83.8
Segment operating income		$18.4	15.1	14.3	11.6	16.9
Operating margins	%	22.0	18.6	18.3	14.6	20.2
Amortization & depreciation		$10.6	10.7	11.8	10.3	10.5
Capital expenditures		$17.8	21.3	41.0	14.3	10.9
Capital employed		$618.7	614.9	610.3	559.8	578.9
Backlog		$817.6	809.0	805.2	830.4	831.7
RSEU		98	95	100	99	98
FFS deployed		110	109	108	108	108

Revenue up by 3% over last quarter and steady year over year

The first quarter is traditionally a strong quarter for the TS/C business, and this year was no exception. Our customers tend to conduct more training in the first three months of our fiscal year, allowing pilots to be ready for the busy summer months.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Revenue was flat year over year, notwithstanding the appreciation of the Canadian dollar:

  The Canadian dollar appreciated by approximately 10% against the Euro and the US dollar. Over 94% of TS/C’s sales and operating income are in currencies other than the Canadian dollar, which means that this segment’s revenue is affected by changes in the value of the Canadian dollar against the Euro and the US dollar. Operating margin is usually not affected by foreign exchange.
  This quarter we had the same number of revenue simulator equivalent (RSEU) as last year. RSEU is a non-GAAP measure we use to describe the total number of FFSs available to generate revenue.
  For example, when we enter into a 50/50 flight training joint venture, only half of the simulators in the joint venture is available to generate revenue. If we’re powering down and relocating a simulator, it isn’t available to generate revenue until it‘s been reinstalled.

Segment operating income up by 22% over last quarter and 9% year over year

The increase in revenue and operating margins is from an improved revenue mix, increased simulator utilization, a more streamlined business following the restructuring and a more efficient workforce.

Capital expenditures were $17.8 million

Capital expenditures this quarter were mostly for ongoing investment in the Dassault Falcon 7X training program, our expansion and conversion of the Burgess Hill (UK) training centre and additional simulators, which we will be adding to our network in fiscal 2007 and 2008.

Backlog up by 1% over last quarter
Backlog continuity schedule (amounts in millions)

Backlog, March 31, 2006	$809.0
+ orders for the period	110.9
- revenue for the period	(83.7)
+/- adjustments (mainly FX)	(18.6)

Backlog, June 30, 2006	$817.6

This quarter’s book-to-sales ratio was 1.3x.

During the quarter, we secured $110 million in new orders, which was unusually high.

5.2 MILITARY SEGMENTS

Simulation Products/Military

SP/M was awarded the following contracts this quarter:

  One C-130J Fuselage Trainer (FuT) for the United States Air Force (USAF)
  Various C-130J simulator upgrades for the USAF
  Tornado Visual System integration for the German Air Force
  Part Task Trainer (PTT) for EADS CASA’s multi-role tanker transport aircraft to be used by the Royal Australian Air Force

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$95.8	77.5	82.8	94.4	72.7
Segment operating income		$11.2	6.9	6.3	9.7	4.8
Operating margins	%	11.7	8.9	7.6	10.3	6.6
Amortization & depreciation		$2.2	5.9	3.1	3.0	1.8
Capital expenditures		$1.3	3.0	1.1	1.6	0.3
Capital employed		$48.0	49.3	61.7	98.0	115.9
Backlog		$475.2	540.5	453.0	493.1	535.1

Revenue up by 24% over last quarter and 32% year over year

The increase in both periods was mainly because of:

  higher activity on some European programs, particularly on the German NH90 equipment program, where we reached important milestones during the quarter.
  the sale of a licence to the UK Government for intellectual property related to the AVTS program. This is described in Reconciliation of non-recurring items, above.

The increase year over year is magnified by delays in the prior year in some European and US programs.

Segment operating income up by 62% over last quarter and 133% year over year

The increase in both periods was for the same reasons discussed under revenue. The income resulting from the licence of intellectual property related to the AVTS program accounted for $1.6 million. In addition, the increase year over year was higher because we wrote down $1.5 million in deferred bid costs in the first quarter of last year. This is described in Reconciliation of non-recurring items, above.

Capital employed decreased

The decrease this quarter was mainly a result of slightly higher long-term liabilities while maintaining a constant level of non-cash working capital.

Backlog down by 12% over last quarter
(millions)

Backlog, March 31, 2006	$540.5
+ orders for the period	36.4
- revenue for the period	(95.8)
+/- adjustments (mainly FX)	(5.9)

Backlog, June 30, 2006	$475.2

This quarter’s book-to-sales ratio was 0.38x versus 1.98x in the fourth quarter last year, which reflects the lumpiness of this market.

Training & Services/Military

TS/M was awarded the following contracts this quarter:

  A one-year contract to continue providing avionic software upgrades, integrated logistics support and data management services for the Canadian Force’s CF-18 aircraft.
  A contract spanning four and a half years to provide on-site maintenance and support services for the UK Royal Air Force’s C-130J training systems at RAF Lyneham.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Financial results
(millions, except operating margins)		Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006

Revenue		$48.1	47.7	52.8	50.7	49.3
Segment operating income		$11.6	3.3	8.4	5.4	2.0
Operating margins	%	24.1	6.9	15.9	10.7	4.1
Amortization & depreciation		$1.5	1.6	1.6	1.9	1.9
Capital expenditures		$13.4	15.5	1.5	7.4	6.5
Capital employed		$119.2	111.5	93.0	105.8	98.0
Backlog		$842.9	826.1	797.8	829.4	904.0

Revenue stable last quarter and year over year

Revenue was stable, even though military results can be lumpy.

Segment operating income before non-recurring items up by 118% over last quarter and 13% over last year

Segment operating income this quarter included a non-recurring payment of $4.4 million for the release of claims on the UK Government relating to the AVTS project. In the same quarter of last year, segmented operating income included a write down of deferred bid costs of $4.4 million. These are described in

Reconciliation of non-recurring items, above.

In addition, the income resulting from the licence of intellectual property related to the same program accounted for $1.7 million.

Segment operating income before non-recurring items was $3.9 million (or 118%) higher than last quarter, and $0.8 million (or 13%) higher year over year.

The increase over last quarter was from slightly higher revenue and a dividend received from a TS/M investment in the UK. This dividend is part of the segment’s recurring business, but is not received evenly quarter over quarter.

Capital employed increased

The increase this quarter was mainly because of capital invested in building training centres for the NH90 training program in Germany.

Backlog up by 2% this quarter
Backlog continuity schedule (millions)

Backlog, March 31, 2006	$826.1
+ orders for the period	62.4
- revenue for the period	(48.1)
+/- adjustments (mainly FX)	2.5

Backlog, June 30, 2006	$842.9

This quarter’s book-to-sales ratio was 1.3x.

Combined military book-to-sales ratio for the quarter was 0.7x and on a trailing twelve-month basis, the ratio was 0.9x.

MANAGEMENT’S DISCUSSION AND ANALYSIS		FIRST QUARTER REPORT 2007

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
Consolidated cash movements
For the three-month period ending

	June 30,	March 31,	June 30,
(millions)	2006	2006	2005

Cash provided by continuing
operating activities*	$59.1	$43.7	$30.8
Changes in non-cash working capital	(27.1)	26.1	(9.0)

Net cash provided by continuing
operations	$32.0	$69.8	$21.8
Capital expenditures	(40.7)	(42.3)	(17.9)
Other capitalized costs	(4.7)	(4.7)	(3.6)
Cash dividends	(2.4)	(2.5)	(2.4)
Non-recourse financing	10.3	5.1	-

Free cash flow	$(5.5)	$25.4	$(2.1)
Other cash movements, net	2.0	1.4	4.2
Non-recourse financing	(10.3)	(5,1)	-
Effect of foreign exchange rate
changes on cash and cash
equivalents	(1.8)	1.0	(1.8)

Net (decrease) increase in cash
before proceeds and repayment of
long-term debt	$(15.6)	$22.7	$0.3

* before changes in non-cash working capital

Free cash flow† down $30.9 million from last quarter and $3.4 million year over year

Net cash from continuing operations down $37.8 million from last quarter, but up by $10.2 million year over year

This was mainly the result of the following:

  Cash invested in working capital. We reduced the amount of cash invested in working capital last quarter by $26.1 million. This quarter we invested $27.1 million, and we invested $9.0 million in the first quarter of last year.
  Non-cash expenses, which were $3.1 million lower than last quarter and up by $15.8 million year over year.

This has been somewhat offset by higher earnings from continuing operations ($18.5 million) compared to last quarter and year over year ($12.5 million).

† Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting capital expenditures (including capitalized costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Dividends are deducted in the calculation of the free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Capital expenditures and other capitalized costs increased by $23.9 million year over year

Growth capital expenditures this quarter were $29.8 million for:

  The ongoing investment in the Dassault Falcon 7X program.
  An increase in capital spending related to the German NH90 helicopter program.
  Other capital expenditures related to growth.

Maintenance capital expenditures of $10.9 million this quarter were for general maintenance.

During the quarter, we received $10.3 million in non-recourse financing related to the NH90 program. Last quarter, $5.1 million was received for the same program.

7. CONSOLIDATED FINANCIAL POSITION
	As at June 30,	As at March 31
(millions)	2006	2006

Use of capital:
Non-cash working capital	$(50.8)	$(74.5)
Property, plant and equipment, net	854.9	839.3
Other long-term assets	323.4	329.7
Net assets held for sale (current and long-term)	5.8	5.9
Other long-term liabilities	(238.8)	(234.9)

Total capital employed	$894.5	$865.5

Source of capital:
Net debt	$198.3	$190.2
Shareholders’ equity	696.2	675.3

Source of capital	$894.5	$865.5

Capital employed increased 3% this quarter

The increase was mainly the result of higher non-cash working capital.

Capital employed is a non-GAAP measure we use to monitor how much we’re investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

Sources of capital

  We add net debt to total shareholders’ equity to understand where our capital is coming from.

Non-cash working capital increased 32% this quarter

The increase was mainly from higher accounts receivable. This was reduced slightly by the higher volume of business in the quarter, which increased deposits on contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2007

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

Net property, plant and equipment up 2% over last quarter

The increase was for $40.7 million in new capital expenditures. This was reduced slightly by normal depreciation and the effects of foreign exchange.

Net debt up by 4% over last quarter

This was mainly the result of a $15.6 million net decrease in cash this quarter, before repayment of long-term debt. The amount was reduced slightly by the stronger Canadian dollar relative to our foreign denominated debt.

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Change in net debt
As at June 30, 2006 (millions)

Net debt, beginning of period	$190.2
+ impact of cash movements on net debt
(see table in the cash movements section)	15.6
- effect of foreign exchange rate changes
on long-term debt	(7.5)

+ increase in net debt during the period	8.1

Net debt, end of period	$198.3

Consolidated Balance Sheets
(Unaudited)	as at June 30	as at March 31
(amounts in millions of Canadian dollars)	2006	2006

Assets
Current assets
Cash and cash equivalents	$72.3	$81.1
Accounts receivable	287.2	260.3
Inventories	86.9	93.2
Prepaid expenses	22.0	25.2
Income taxes recoverable	81.4	75.7
Future income taxes	5.5	5.7

	555.3	541.2
Property, plant and equipment, net	854.9	839.3
Future income taxes	74.6	78.2
Intangible assets	23.6	23.3
Goodwill	88.8	92.0
Other assets	136.4	136.2
Long-term assets held for sale (Note 2)	5.8	5.9

	$1,739.4	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$357.1	$373.7
Deposits on contracts	160.7	146.4
Current portion of long-term debt	27.0	10.4
Future income taxes	16.0	14.5

	560.8	545.0
Long-term debt	243.6	260.9
Deferred gains and other long-term liabilities	206.6	206.5
Future income taxes	32.2	28.4

	1,043.2	1,040.8

Shareholders’ Equity
Capital stock (Note 4)	391.9	389.0
Contributed surplus	4.9	5.8
Retained earnings	425.9	395.7
Cumulative translation adjustment	(126.5)	(115.2)

	696.2	675.3

	$1,739.4	$1,716.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Earnings
(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2006	2005

Revenue	$301.8	$266.0

Earnings before interest and income taxes (Note 9)	$47.5	$35.9
Interest expense, net (Note 3)	3.0	4.8

Earnings before income taxes	$44.5	$31.1
Income tax expense	11.2	10.3

Earnings from continuing operations	$33.3	$20.8
Results of discontinued operations (Note 2)	(0.6)	-

Net earnings	$32.7	$20.8

Basic and Diluted earnings per share from continuing operations	$0.13	$0.08

Basic and Diluted earnings per share	$0.13	$0.08

Weighted average number of shares outstanding (Basic)	250.8	248.8

The accompanying notes form an integral part of these Consolidated Financial Statements.
Consolidated Statements of Retained Earnings
(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2006	2005

Retained earnings at beginning of period	$395.7	$340.8
Net earnings	32.7	20.8
Dividends	(2.5)	(2.5)

Retained earnings at end of period	$425.9	$359.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

2

Consolidated Statements of Cash Flow
(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2006	2005

Operating activities
Net earnings	$32.7	$20.8
Results of discontinued operations (Note 2)	0.6	-

Earnings from continuing operations	33.3	20.8
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	12.8	13.1
Amortization of deferred financing costs	0.2	0.4
Amortization of intangible and other assets	3.6	3.2
Future income taxes	6.3	(11.0)
Investment tax credits	(2.5)	0.2
Stock-based compensation plans	0.8	0.5
Other	4.6	3.6
Increase in non-cash working capital (Note 7)	(27.1)	(9.0)

Net cash provided by continuing operating activities	32.0	21.8
Net cash provided by discontinued operating activities	-	2.2

Net cash provided by operating activities	32.0	24.0

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	-	2.6
Capital expenditures	(40.7)	(17.9)
Intangible assets	(1.7)	-
Deferred pre-operating costs	(0.1)	(0.4)
Other assets	(2.9)	(3.2)

Net cash used in continuing investing activities	(45.4)	(18.9)
Net cash used in discontinued investing activities	-	(1.1)

Net cash used in investing activities	(45.4)	(20.0)

Financing activities
Net borrowing under revolving unsecured credit facilities	-	12.6
Proceeds from long-term debt	10.4	0.2
Reimbursement of long-term debt	(3.6)	(24.4)
Dividends paid	(2.4)	(2.4)
Common stock issuance	1.1	2.1
Other	0.9	(0.5)

Net cash provided by (used in) continuing financing activities	6.4	(12.4)
Net cash provided by discontinued financing activities	-	0.8

Net cash provided by (used in) financing activities	6.4	(11.6)

Effect of foreign exchange rate changes
on cash and cash equivalents	(1.8)	(1.8)

Net decrease in cash and cash equivalents	(8.8)	(9.4)
Cash and cash equivalents at beginning of period	81.1	61.5

Cash and cash equivalents at end of period	$72.3	$52.1

Cash and cash equivalents related to:
Continuing operations	$72.3	$45.7
Discontinued operations	-	6.4

	$72.3	$52.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

3

Notes to Consolidated Financial Statements (Unaudited)

Note 1: Nature of Operations and Significant Accounting Policies

NATURE OF OPERATION

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services;

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modeling and simulation solutions.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with CAE’s annual consolidated financial statements for the year ended March 31, 2006. These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to CAE’s annual consolidated financial statements for the year ended March 31, 2006 available on-line at www.sedar.com as well as at the Company’s website at www.cae.com. While CAE management (Management) believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current presentation.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

CAE’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for CAE’s two Military business segments – Simulation Products/Military and Training & Services/Military – has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers.

4

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. While measurements in both annual consolidated financial statements and interim consolidated financial statements are often based on reasonable estimates, the preparation of interim consolidated financial statements will generally require a greater use of estimation than of annual consolidated financial statements. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in impairment of certain assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

Note 2: Discontinued Operations and Assets Held for Sale

Forestry Systems

On May 2, 2003, CAE completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of taxes of $0.1 million).

Marine Controls

On February 3, 2005, CAE completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties have after the quarter end completed the discussions regarding the net working capital, L-3 was paid for the difference in the net working capital and the Company recorded an additional adjustment of approximately $0.8 million (net of tax recovery of $0.2 million). Furthermore, the Company recently received from this buyer notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that CAE was in breach of certain representations and warranties in the SPA. Management is evaluating these matters, including the merits of these claims and the Company's insurance coverage for the subject matter of one of them. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

Summarized financial information for the discontinued operations is as follows:
(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Net earnings from Forestry Systems,
Net of tax expense of $0.1 (2005; - Nil)	$0.2	$-
Net loss from Marine Controls,
Net of tax recovery of $0.2 (2005; - Nil)	$(0.8)	$-

Net loss from discontinued operations	$(0.6)	$-

As at June 30, 2006, other property, plant and equipment held for sale are expected to be disposed and consist of land and buildings related to the Training & Services/Civil segment and amounted to $5.8 million (March 31, 2006 –$5.9 million).

5

Note 3: Interest Expense, net
Details of interest expense (income) are as follows:
(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Long-term debt interest expense	$3.8	$6.1
Amortization of deferred financing costs and other	0.7	1.0
Interest capitalized	(0.9)	(1.5)

Interest on long-term debt	$3.6	$5.6

Interest income	$(0.7)	$(0.8)
Other interest expense , net	0.1	-

Other interest income, net	$(0.6)	$(0.8)

Interest expense, net	$3.0	$4.8

Almost all of the Company’s interest income is a result of advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train UK Ministry of Defense pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS.

Note 4: Capital Stock
	three months ended		twelve months ended
		June 30, 2006		March 31, 2006
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of shares	Value	of shares	Value

Balance at beginning of period	250,702,430	$389.0	248,070,329	$373.8
Shares issued (a)	-	-	1,091,564	6.9
Stock options exercised	205,300	1.1	1,497,540	8.0
Transfer of contributed surplus upon exercise of stock	-	1.7	-	-
options
Stock dividends	6,741	0.1	42,997	0.3

Balance at end of period	250,914,471	$391.9	250,702,430	$389.0

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc.

On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second payment of the original purchase price, already accounted for in the purchase price allocation of Greenley & Associates Inc.

Note 5: Government Cost Sharing

PROJECT PHOENIX

The Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. During fiscal 2006, the Government of Canada and the Company signed an agreement for an investment of approximately 30% ($189 million) of the value of CAE's R&D program (reducing by approximately 25% the amount of income tax credit otherwise available). This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The funding will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

The aggregate amount of funding recognized in the first quarter of fiscal 2007 for the Project Phoenix is $7.1 million (June 30, 2005 – nil), of which $6.0 million was recorded as a reduction of costs and $1.1 million against fixed assets or other capitalized costs. The entire amount was receivable as at June 30, 2006. Of the $17.3 million funding

6

recognized in fiscal 2006, $10.0 million was receivable as at March 31, 2006. There were no royalty expenditures (June 30, 2005 – nil) for this program in the first quarter of fiscal 2007.

PREVIOUS PROGRAMS

The Company had also signed previous R&D agreements with the Government of Canada in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative is intended to broaden CAE's technological capabilities in flight simulations systems by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013 based on future sales for civil and military programs respectively.

With regards to the previous programs, there were no amounts of funding recognized in the first quarter of fiscal 2007 (June 30, 2005 - $3.4 million, which was entirely recorded as a reduction of costs). Of the $7.5 million funding recognized during fiscal 2006, $1.2 million was receivable as at March 31, 2006. In the first quarter of fiscal 2007, royalty expenditures in the amount of $1.8 million (June 30, 2005– $1.6 million) were incurred for this program.

In the first quarter of fiscal 2007, the Company recorded a liability of $15.1 million (March 31, 2006 - $18.9 million) related to future repayments in respect of the aggregate R&D programs.

Note 6: Employee Future Benefits

The total benefit cost in the registered plans for the periods ended June 30 includes the following components:

(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Current service cost	$2.1	$1.3
Interest cost on projected pension obligations	2.7	2.7
Expected return on plan assets	(2.7)	(2.1)
Amortization of net actuarial loss	0.6	0.5
Amortization of past service costs	0.1	0.1

Net pension expense	$2.8	$2.5

Note 7: Supplementary Information
(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Cash provided by (used in) non-cash working capital:
Accounts receivable	$(29.7)	$(8.4)
Inventories	6.5	(14.5)
Prepaid expenses	3.2	(0.5)
Income taxes recoverable	(3.3)	(0.2)
Accounts payable and accrued liabilities	(19.0)	5.8
Deposits on contracts	15.2	8.8

Increase in non-cash working capital	$(27.1)	$(9.0)

Supplemental cash flow disclosure:
Interest paid	$5.9	$9.4
Income taxes paid, net	$1.6	$3.5

Supplemental statement of earnings disclosure:
Foreign exchange gain	$(1.8)	$(9.8)

7

Note 8: Restructuring Charge

During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which included a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company's operations in Montreal and around the world, including some European and US training centers. Since fiscal 2005, cumulative restructuring charges of $43.6 million, consisting mainly of employee termination costs and other related costs and including additional expenses of $0.2 million incurred during the first quarter of fiscal 2007, have been recorded in the Company’s results.

The summary of the provision is as follows:
	Employee
(Unaudited)	Termination
(amounts in millions)	Costs	Other Costs	Total

Balance of provision as at March 31, 2006	$12.0	$0.6	$12.6
Costs charged to expenses	(0.1)	0.3	0.2
Payments made	(3.2)	(0.7)	(3.9)

Balance of provision as at June 30, 2006	$8.7	$0.2	$8.9

8

Note 9: Operating Segments and Geographic Information

Results by Segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)	Simulation Products		Training & Services		Total

three months ended June 30

(amounts in millions)	2006	2005	2006	2005	2006	2005

Civil

External revenue	$74.2	$60.2	$83.7	$83.8	$157.9	$144.0
Segment Operating Income	11.0	7.1	18.4	16.9	29.4	24.0
Depreciation and
amortization
• Property, plant and
equipment	1.3	1.4	9.0	9.1	10.3	10.5
• Intangible and other
assets	0.8	0.7	1.6	1.4	2.4	2.1
Capital expenditures	8.2	0.2	17.8	10.9	26.0	11.1

Military

External revenue	$95.8	$72.7	$48.1	$49.3	$143.9	$122.0
Segment Operating Income	11.2	4.8	11.6	2.0	22.8	6.8
Depreciation and
amortization
• Property, plant and
equipment	1.5	1.5	1.0	1.1	2.5	2.6
• Intangible and other
assets	0.7	0.3	0.5	0.8	1.2	1.1
Capital expenditures	1.3	0.3	13.4	6.5	14.7	6.8

Total

External revenue	$170.0	$132.9	$131.8	$133.1	$301.8	$266.0
Segment Operating Income	22.2	11.9	30.0	18.9	52.2	30.8
Depreciation and
amortization
• Property, plant and
equipment	2.8	2.9	10.0	10.2	12.8	13.1
• Intangible and other
assets	1.5	1.0	2.1	2.2	3.6	3.2
Capital expenditures	9.5	0.5	31.2	17.4	40.7	17.9

9

Consolidated earnings before interest and income taxes

The following table provides a reconciliation between total segment operating income and earnings before interest and income taxes:

(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Total Segment Operating Income	$52.2	$30.8
Foreign exchange gain on the reduction of the investment in
certain self-sustaining subsidiaries (a)	-	6.0
Restructuring charge (Note 8)	(0.2)	(0.9)
Other costs associated with the restructuring plan (b)	(4.5)	-

Earnings before interest and income taxes	$47.5	$35.9

(a) During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statement of Earnings.

(b) Since the beginning of fiscal year 2006, the Company has also incurred costs related to its Restructuring Plan which are included in earnings according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company's business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

Assets Employed by Segment

CAE uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(Unaudited)	as at June 30	as at March 31
(amounts in millions)	2006	2006

Simulation Products/Civil	$175.3	$163.5
Simulation Products/Military	243.2	225.2
Training & Services/Civil	827.3	833.8
Training & Services/Military	174.6	166.7

Total assets employed	$1,420.4	$1,389.2

Assets not included in assets employed	319.0	326.9

Total assets	$1,739.4	$1,716.1

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Geographic Information

The Company markets its products and services in over 19 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30 (amounts in millions)	2006	2005

Revenue from external customers
Canada	$35.8	$6.8
United States	86.2	96.0
United Kingdom	23.5	21.8
Germany	49.4	35.2
Netherlands	23.6	21.7
Other European countries	19.9	19.4
Asia and Middle Eastern countries	41.0	39.7
Other countries	22.4	25.4

	$301.8	$266.0

(Unaudited)	as at June 30	as at March 31
(amounts in millions)	2006	2006

Property, plant and equipment, goodwill and intangible assets
Canada	$169.1	$250.6
United States	321.6	300.9
United Kingdom	101.7	77.3
Spain	83.3	84.2
Germany	40.5	30.1
Netherlands	141.2	113.1
Other European countries	65.0	66.2
Asia and Middle Eastern countries	30.5	24.3
Other countries	14.4	7.9

	$967.3	$954.6

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